SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.
(Translation of registrant's name into English)

8128 River Way, Delta, British Columbia, Canada V4G 1K5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reportsunder cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

TABLE OF CONTENTS

Consolidated Financial Statements

AimGlobal Technologies Company Inc.

March 31, 2002 and 2001

AUDITORS' REPORT

To the Shareholders of
AimGlobal Technologies Company Inc.

We have audited the consolidated balance sheets of **AimGlobal Technologies Company Inc.** as at March 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years ended March 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended March 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis, except for the change in the method of accounting for income taxes in 2001, as explained in note 4 to the consolidated financial statements.

Ernst & Young LLP

Vancouver, Canada,
August 19, 2002.

Chartered Accountants

Comments by Auditor on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the shareholders dated August 19, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Ernst & Young LLP

Vancouver, Canada,
August 19, 2002.

Chartered Accountants

AimGlobal Technologies Company Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(see Basis of Presentation - Note 1)

As at March 31 (expressed in Canadian dollars)

	2002 $	2001 $
ASSETS *[notes 11 and 22]*		
Current		
Cash and cash equivalents	**180,965**	4,803,861
Accounts receivable *[note 10]*	**15,285,236**	20,448,550
Due from director *[note 14]*	**—**	277,000
Inventory *[note 7]*	**8,122,125**	24,741,547
Prepaid expenses and deposits *[note 8]*	**1,590,106**	707,234
Total current assets	**25,178,432**	50,978,192
Capital assets *[notes 9 and 12]*	**21,289,031**	31,303,585
	46,467,463	82,281,777
LIABILITIES, SHARE CAPITAL, CUMULATIVE TRANSLATION ADJUSTMENTS AND DEFICIT		
Current		
Bank indebtedness and loans *[notes 11 and 22]*	**12,223,651**	15,125,093
Accounts payable and accrued liabilities *[notes 10, 14, 17 and 18]*	**35,480,419**	40,403,134
Income and other taxes payable *[note 16]*	**1,094,995**	1,048,788
Current portion of obligations under capital lease *[note 12]*	**2,007,056**	3,811,226
Total current liabilities	**50,806,121**	60,388,241
Obligations under capital lease *[note 12]*	**3,540,989**	5,759,270
Total liabilities	**54,347,110**	66,147,511
Commitments and contingencies *[notes 16, 17 and 18]*		
Share capital, cumulative translation adjustments and deficit		
Share capital *[notes 13 and 22]*	**128,595,949**	127,893,474
Cumulative translation adjustments	**593,308**	593,308
Deficit	**(137,068,904)**	(112,352.516)
	(7,879,647)	16,134,266
	46,467,463	82,281,777

See accompanying notes

On behalf of the Board:

"Sam Fleiser" Director	*"Mel Gould"* Director
"Warren H. Feder" Director	*"Bruce N. Lemons"* Director

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(see Basis of Presentation - Note 1)

Year ended March 31 (expressed in Canadian dollars)

	2002 $	2001 $	2000 $
Sales *[notes 10 and 15]*	**123,507,036**	154,199,140	105,254,196
Expenses			
Cost of sales *[notes 9 and 17]*	**122,389,866**	185,638,010	94,895,836
Selling, general and administration *[notes 9, 14 and 19]*	**13,421,121**	23,848,611	12,135,838
Amortization of intangible assets	**—**	1,295,243	1,444,864
Write-down of goodwill	**—**	24,776,651	—
Write-down of capital assets *[note 9]*	**3,736,399**	—	—
Restructuring and reorganization costs *[note 5]*	**4,334,920**	—	—
Loss on disposal of capital assets *[note 5]*	**881,493**	—	—
	144,763,799	235,558,515	108,476,538
Loss from operations	**(21,256,763)**	(81,359,375)	(3,222,342)
Interest expense *[notes 11 and 12]*	**(2,041,225)**	(1,707,482)	(1,229,829)
Interest income	**20,289**	574,794	23,209
Loss before income taxes	**(23,277,699)**	(82,492,063)	(4,428,962)
Income taxes *[note 16]*	**1,108,459**	93,000	669,601
Loss from continuing operations	**(24,386,158)**	(82,585,063)	(5,098,563)
Discontinued operations, net of taxes *[note 18]*	**(329,330)**	98,902	(10,436,669)
Loss for the year	**(24,715,488)**	(82,486,161)	(15,535,232)
Deficit, beginning of year	**(112,352,516)**	(30,324,085)	(14,788,853)
Adjustment for future income taxes *[note 4]*	**—**	457,730	—
Deficit, end of year	**(137,068,004)**	(112,352,516)	(30,324,085)
Basic and diluted earnings (loss) per share			
Continuing operations	**(1.67)**	(6.02)	(0.45)
Discontinued operations	**(0.02)**	0.01	(0.93)
Total loss per share for the year	**(1.69)**	(6.01)	(1.38)
Weighted average number of shares outstanding during the year	**14,625,879**	13,706,933	11,281,589

See accompanying notes

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(see Basis of Presentation - Note 1)

Year ended March 31 (expressed in Canadian dollars)

	2002 $	2001 $	2000 $
OPERATING ACTIVITIES			
Loss for the year	**(24,715,488)**	(82,486,161)	(15,535,232)
Add (deduct) items not involving cash			
Depreciation and amortization	**4,916,300**	5,845,168	5,503,408
Write-down of goodwill	—	24,776,651	—
Provision for inventory obsolescence	—	33,150,590	—
Loss from discontinued operations	—	—	2,727,881
Allowance for doubtful accounts	—	816,877	—
Deferred income taxes	—	—	(279,846)
Write-down of capital assets *[note 9]*	**3,736,399**	—	—
Loss on disposal of capital assets *[note 5]*	**881,493**	—	—
Consulting fees which were offset by loan to director *[note 14]*	**277,000**	—	—
Changes in current assets and liabilities			
Accounts receivable	**5,163,314**	12,427,261	(22,977,623)
Inventory	**14,451,848**	(31,038,838)	(15,418,253)
Prepaid expenses and deposits	**(882,872)**	120,239	(206,938)
Accounts payable and accrued liabilities	**(4,922,715)**	9,220,160	16,792,402
Income and other taxes payable	**46,207**	330,899	2,067,571
Cash used in operating activities	**(1,048,514)**	(26,837,154)	(27,326,630)
FINANCING ACTIVITIES			
Repayment of obligations under capital lease	**(4,038,423)**	(3,194,912)	(1,502,145)
Repayment of bank loans	**(1,953,288)**	(810,000)	(747,603)
Issue of shares *[note 13]*	**701,575**	625,875	36,938,874
Issue of special warrants	—	—	6,926,139
Proceeds from (repayment of) bank loans and indebtedness, net	**(948,154)**	10,787,549	3,076,390
Capital lease proceeds	—	788,789	—
Cash provided by (used in) financing activities	**(6,238,290)**	8,197,301	44,691,655
INVESTING ACTIVITIES			
Loan to director *[note 14]*	—	(277,000)	—
Purchase of capital assets	**(180,420)**	(2,990,969)	(4,781,072)
Net proceeds from sale of the Mississauga assets	**2,828,356**	—	—
Proceeds on sale of gas safety division *[note 18]*	—	6,525,000	—
Proceeds on disposal of Catouzer *[note 18]*	—	250,000	3,[illegible]50,00[illegible]
Cash provided by (used in) investing activities	**2,647,936**	3,507,031	(1,031,072)
Effect of exchange rate changes on cash	**15,972**	(57,999)	(70,389)
Net increase (decrease) in cash during the year	**(4,622,896)**	(15,190,821)	16,263,564
Cash and cash equivalents, beginning of year	**4,803,861**	19,994,682	3,731,118
Cash and cash equivalents, end of year	**180,965**	4,803,861	19,994,682
Supplementary disclosure of cash flow information is as follows:			
Interest paid	**2,594,751**	1,707,482	1,229,829
Income taxes paid	**694,999**	366,150	16,000
Capital assets acquired by capital lease	—	4,861,956	5,446,223

See accompanying notes

AimGlobal Technologies Company Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

1. BASIS OF PRESENTATION

The Company has incurred significant losses, including $24,715,488 for the year-ended March 31, 2002, has a working capital deficiency of $25,627,689, and has an accumulated deficit of $137,068,004 at March 31, 2002. As at March 31, 2002, the Company was in violation of substantially all of its banking debt covenants. By being in default of its bank loans, the Company was also in default of certain of the capital lease obligations. Pursuant to its banking agreements, as a result of the covenant violations, during the latter part of 2002 the Company's operations were severely restricted and were being closely monitored by PricewaterhouseCoopers on behalf of the bank. During the latter months of the year ended March 31, 2002, the Company engaged the services of Carl Marks Capital Advisors LLC ("Carl Marks"), a US based restructuring firm and a designate of Carl Marks was appointed as the Company's Chief Restructuring Officer.

Subsequent to the year ended March 31, 2002, the Company completed two significant restructuring transactions [notes 5 and 22] that included the disposition of its unprofitable Delta operations and a refinancing of its bank operating lines and loans by a private merchant bank, Valtec Capital Corporation ("Valtec"). The bank's monitor was disengaged and changes to the Company's Board of Directors and senior management were made [note 22]. These activities have resulted in short term improvements to the Company's liquidity position and operations.

The Company is currently preparing a business plan coincident with its ongoing restructuring efforts to secure stability with management, its lenders and its creditors. In this regard, these consolidated financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. However, the outcome of the Company's restructuring efforts is uncertain and therefore the ability of the Company to continue as a going concern continues to be in substantial doubt.

These consolidated financial statements do not give effect to any adjustments to the amounts or classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern and therefore would be required to realize its assets and discharge its liabilities in other than the normal course of business.

AimGlobal Technologies Company Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

2. NATURE OF OPERATIONS

AimGlobal Technologies Company Inc. ("AIM" or "Company"), a company incorporated under the laws of British Columbia, operates in the electro-technologies services business providing contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response markets in Canada and the United States. The Company offers a full range of services including product development and design services, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build and distribution. Prior to March 31, 2000, the Company also engaged in the manufacturing and distribution of gas monitoring and detecting devices.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 21.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during each reporting period. Actual results, however, may differ from the estimates used.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Inventory

Inventory is valued at the lower of cost, determined on a weighted average basis, and net realizable value for finished goods and work in process and replacement cost for raw materials. Cost of finished goods and work in process includes direct costs and an allocation of overhead, which includes amortization of capital assets.

Capital assets and amortization

Capital assets are recorded at cost and are amortized over their estimated useful lives using the following rates and methods:

Buildings	5% declining-balance
Enterprise resource management system	5 years straight-line
Computer equipment and software	20% declining-balance
Office equipment	20% declining-balance
Leasehold improvements	over the remaining lease term
Machinery and equipment	20% declining-balance

If the undiscounted values of future cash flows related to specific capital assets exceed their carrying values, the respective capital assets are written down to their net recoverable amounts.

Intangible assets and goodwill

Prior to their write-off in 2001, intangible assets included amounts paid for a non-competition agreement and goodwill. Amortization of the non-competition agreement was being provided on a straight-line basis over the period of the agreement. Goodwill represented the excess of the purchase price over the fair values of net identifiable assets acquired, and was being amortized on a straight-line basis over 25 years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Foreign currency translation

Integrated foreign operations and accounts in foreign currencies are translated using the temporal method. Under this method, monetary balance sheet items are translated at the rates of exchange in effect at year-end and non-monetary items are translated at historical exchange rates. Revenues and expenses (other than depreciation, which is translated at the same rates as the related capital assets) are translated at the rates in effect on the transaction dates or at the average rates of exchange for the period. Translation gains or losses are included in the statement of loss, except those related to the translation of long-term debt, which are deferred and amortized over the remaining life of the debt on a straight-line basis.

Effective January 1, 2001, the Company determined that American Computer Assembly, Inc., a U.S. subsidiary, was no longer a self-sustaining foreign subsidiary as it became economically dependent on the Company for financing its operations. Accordingly, from January 1, 2001, the Company is translating the accounts of this U.S. subsidiary under the temporal method. Prior to January 1, 2001, the financial statements of this U.S. subsidiary were translated under the current rate method such that assets and liabilities were translated at the exchange rate in effect as of the balance sheet date and income and expense items were translated at the average exchange rate for the period. Net unrealized exchange adjustments arising on translation of foreign currency were included in shareholders' equity as cumulative translation adjustments.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding. Diluted loss per share is calculated in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding. For the periods presented, options and warrants have not been included in the calculation of diluted earnings (loss) per share because their effect is anti-dilutive for these periods.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at amortized cost.

Leases

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the net present value of future lease payments.

Operating lease payments are expensed as incurred.

Revenue recognition

Revenue is comprised of product sales and service revenue earned from engineering and design services. Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the product has been delivered, no significant obligations remain, the fees are fixed and determinable and collectibility is reasonably assured. Service revenue is recognized on a completed contract basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Stock based compensation

The Company grants stock options to directors, employees and others as described in note 13[c]. No compensation is recognized for this plan when stock options are granted. Any consideration paid by directors or employees on the exercise of stock options or the purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock options cancelled is charged to retained earnings.

Pre-production costs

Pre-production costs are incurred in the design and engineering of molds, jigs, dies, and other tools to be used in the manufacture of products under sales arrangements. The tools are owned and retained by the Company for use in manufacturing. The cost of developing these tools is expensed as incurred, except when the sales arrangement provides the Company with a contractual guarantee for reimbursement of such costs. Reimbursable amounts are included in accounts receivable.

Site restoration costs

Site restoration costs, including environmental remediation liabilities are accrued when the incurrence of such costs can be reasonably estimated and determined to be likely.

4. CHANGE IN ACCOUNTING PRINCIPLE

Effective April 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes under the liability method. As permitted, the prior period financial statements have not been restated. The change in accounting policy resulted in a decrease in net future income taxes payable and a decrease in the deficit at April 1, 2000 of $457,730. Adoption of this change in accounting principle had no significant impact on net loss for fiscal 2001. Previously, income tax expense was determined using the deferral method of tax allocation.

AimGlobal Technologies Company Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

5. BUSINESS RESTRUCTURING AND REORGANIZATION

[a] During 2002, the Company conducted a review of is operations, and as a result focused its strategy on certain core lines of business and implemented a restructuring and reorganization program. The restructuring and reorganization program entailed refinancing the bank debt and rationalizing the Company's manufacturing operations. The restructuring resulted in a work force reduction of approximately 120 employees performing manufacturing, assembly, test, inspection, marketing and administrative services. Charges related to the reduction in the workforce amounted to $1,437,109 and have been included in restructuring costs of which $447,949 remains in accounts payable and accrued liabilities at March 31, 2002.

Other fees related to the Company's restructuring transactions, totaling $2,897,811 include $582,213 charged by PricewaterhouseCoopers for monitoring services provided on behalf of the Company's bank, $105,192 charged by Carl Marks, $751,302 charged by other restructuring firms, and $708,799 of forbearance and other financing fees.

[b] On September 17, 2001, the Company sold certain of the assets of its Mississauga facilities having a book value of $3,676,540 for net proceeds of approximately $2.9 million resulting in a loss on disposal of $881,493 which has been recorded as loss on disposal of capital assets.

As part of this transaction, a $150,000 advance was provided by the acquirer as a deposit on the future use or future sale of inventory, which it held on consignment on behalf of the Company, having a carrying value of $1,147,216 prior to recording a write-down of $861,270 at year end. The write-down was charged to cost of sales for the year to reflect net realizable value. At year end the $150,000 advance had been fully drawn down, at the lower of book value or net realizable value, as a result of usage by the acquirer. Subsequent to March 31, 2002, the Company entered into negotiations with the acquirer to sell the remaining consigned inventory.

March 31, 2002 (expressed in Canadian dollars)

5. BUSINESS RESTRUCTURING (cont'd.)

[c] On May 22, 2002, the Company sold the inventory and manufacturing assets of its Delta facilities for cash proceeds of $2,000,000 and assumption of liabilities of approximately $114,000. Costs of disposition were approximately $118,000. On June 30, 2002, the Company received proceeds of approximately $1,750,000 and $250,000 was held in trust to fund the costs of disposition, potential warranty claims and other matters.

The assets were sold to a company whose performance is indirectly guaranteed by a company indirectly controlled by a former director.

The Company recorded a write-down of $4,479,759 for the year ended March 31, 2002 to reflect the impairment in the carrying value of inventory in the amount of $801,305, which is included in cost of sales, and $3,678,454 as a write-down of capital assets.

6. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents due from director, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income and other taxes payable, and bank loans, the carrying amounts approximate fair value due to their short-term or demand nature. The estimated fair value of obligations under capital leases, based on current interest rates, is approximately $5,800,000 [2001 - $9,108,000].

At March 31, 2002, an irrevocable standby letter of credit, with Bank of America in the amount of US$125,000 (Cdn$199,200) expiring September 4, 2002, had been issued in favour of the Company by one of its customers.

A second standby letter of credit, with Barclays Bank in the amount of US$56,772 (Cdn$90,500) expiring August 31, 2002, had been issued in favour of the Company by one of its customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont'd.)

Cash and cash equivalents include a term deposit amounting to approximately $170,000 with a maturity to April 1, 2002 and an interest rate of 1% [2001 - guaranteed investment certificate of $4,025,000 with a maturity to April 14, 2001 and an interest rate of 4.88%].

The Company purchases goods and services in both Canadian and US dollars and earns a significant portion of its revenue in US dollars. The Company does not engage in any foreign exchange hedging activities.

The Company sells products and provides services to original equipment manufacturers and others. The Company performs ongoing credit evaluations of its customers' and does not require collateral.

7. INVENTORY

	2002 $	2001 $
Raw materials	**5,054,180**	16,561,622
Work in process	**2,506,803**	7,659,012
Finished goods	**561,142**	520,913
	8,122,125	24,741,547

8. PREPAID EXPENSES AND DEPOSITS

	2002 $	2001 $
Deferred financing charges	—	96,860
Prepaid expenses	**441,305**	353,542
Prepayment of consulting fees to Mr. deJaray *[note 14]*	**125,000**	—
Deposits on purchases of inventory	**750,218**	97,739
Other deposits	**273,583**	159,093
	1,590,106	707,234

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

9. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	Net Book Value $
March 31, 2002			
Land	**1,255,184**	**—**	**1,255,184**
Buildings	**5,840,241**	**1,416,845**	**4,423,396**
Enterprise resource management system	**4,691,677**	**1,469,977**	**3,221,700**
Computer equipment and software	**1,079,911**	**596,517**	**483,394**
Office equipment	**737,415**	**500,735**	**236,680**
Leasehold improvements	**608,628**	**368,398**	**240,230**
Machinery and equipment	**21,444,077**	**10,015,630**	**11,428,447**
	35,657,133	**14,368,102**	**21,289,031**
March 31, 2001			
Land	2,246,184	—	2,246,184
Buildings	6,234,429	1,159,356	5,075,073
Enterprise resource management system	4,981,022	480,000	4,501,022
Computer equipment and software	1,382,206	701,091	681,115
Office equipment	1,357,304	466,761	890,543
Leasehold improvements	990,829	478,909	511,920
Machinery and equipment	25,008,575	7,610,847	17,397,728
	42,200,549	10,896,964	31,303,585

March 31, 2002 (expressed in Canadian dollars)

9. CAPITAL ASSETS (cont'd.)

[a] Included above are assets under capital leases [note 12] of $14,695,000 [March 31, 2001 - $15,000,000] with related accumulated amortization of approximately $5,298,000 [March 31, 2001 - $2,940,000].

Amortization expense attributed to continuing operations during the years ended March 31 and included in cost of sales and selling, general and administration expenses, amounted to:

	$
2002	4,916,300
2001	4,549,925
2000	3,277,057

[b] During the year ended March 31, 2002, capital assets relating to the Company's Delta facilities having a net book value of $5,532,453 were written down to $3,678,454 to reflect an impairment in value on May 22, 2002 [note 5].

[c] During the year ended March 31, 2002, capital assets relating to the Company's Ogdensburg facilities having a net book value of $57,945 were written down to reflect an impairment in value. This charge is included in write-down of capital assets.

10. MAJOR CUSTOMERS AND SUPPLIERS

[a] During the year ended March 31, 2002, three U.S. customers represented approximately 26%, 24%, and 10%, respectively of the Company's total sales from continuing operations. At March 31, 2002 these customers accounted for 33%, 18%, and 17%, respectively of the total value of accounts receivable.

During the year ended March 31, 2001, a U.S. customer represented approximately 32% of the Company's total sales from continuing operations. At March 31, 2001 this customer accounted for 11% of the total value of accounts receivable.

During the year ended March 31, 2000, a U.S. customer and a Canadian customer represented approximately 23% and 12%, respectively, of the Company's total sales from continuing operations. At March 31, 2000 these customers accounted for 12% and 34%, respectively, of the total value of accounts receivable.

March 31, 2002 (expressed in Canadian dollars)

10. MAJOR CUSTOMERS AND SUPPLIERS (cont'd.)

[b] The Company currently purchases certain components of its products from a limited number of suppliers. While the components are available from several other sources, the Company believes that the components provided by these particular suppliers are most compatible with its requirements. Failure of a supplier to provide sufficient quantities on satisfactory terms or on a timely basis could result in possible lost sales. In addition, at various times there have been industry-wide shortages of electronic components and failure by the Company to obtain essential components could result in lost sales or cause variability of results from period to period.

[c] As at March 31, 2002, the Company has deferred payment to several of its suppliers beyond normal terms. This has resulted in formal and informal proceedings against the Company [note 17]. The Company has proposed various creditor arrangements [note 22] related to these suppliers that are currently being negotiated. Failure to reach satisfactory terms of settlement with essential suppliers could affect the Company's future results of operations.

11. BANK INDEBTEDNESS AND LOANS

Subsequent to March 31, 2002, the Company's bank indebtedness, bank loans, and related collateral agreements were acquired by Valtec [note 22[a]].

At March 31, 2002, bank indebtedness and loans comprised:

	March 31, 2002		March 31, 2001
	Authorized	Outstanding	Outstanding
	$	$	$
CIBC demand operating line of credit bearing interest at bank prime plus 3% [2001 - 0.60%] per annum	14,500,000	**11,436,939**	12,385,093
CIBC demand instalment loan, with interest at prime plus 1.75% [March 31, 2002 - 5.5%], repayable in monthly principal instalments of $15,000, due April 29, 2004		—	570,000
CIBC demand instalment loan, with interest at prime plus 1.75% [March 31, 2002 - 5.5%], repayable in monthly principal instalments of $90,000, due March 16, 2003		**786,712**	2,170,000
		12,223,651	15,125,093

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

11. BANK INDEBTEDNESS AND LOANS (cont'd.)

The prime rate at March 31, 2002 was 3.75% [2001 - 7.0%]. Principal payments required for the demand instalment loans to March 16, 2003 total $786,712.

Interest expense is comprised of the following:

	2002 $	2001 $	2000 $
Interest on long term debt and capital leases	**787,225**	1,018,529	720,215
Interest on short term debt	**1,150,939**	688,953	509,614
Financing fees	**103,061**	—	—
	2,041,225	1,707,482	1,229,829

The Company had provided the following collateral with respect to the demand operating line of credit and demand loans:

[i] a general security agreement over the Company's assets, including all personal property of the business now owned (including inventory, equipment and receivables), and all personal property acquired in the future.

[ii] security under Section 427 of the Bank Act.

[iii] a registered collateral demand first mortgage in the amount of $7,000,000 and an assignment of rents over land and buildings.

[iv] guarantee and postponement of claim in the amount of $15 million signed by a subsidiary supported by a general security agreement and registrations providing a first charge over the subsidiary's assets.

[v] an assignment of insurance covering certain trade accounts receivable and work in process.

March 31, 2002 (expressed in Canadian dollars)

11. BANK INDEBTEDNESS AND LOANS (cont'd.)

Terms of the bank loans contained various covenants and restrictions, including requirements to maintain a minimum debt to equity ratio, a minimum current ratio, and a minimum debt to effective equity ratio, maintain a minimum equity dollar amount, achieve minimum quarterly earnings amounts, and require the Company to obtain the written consent of the bank before providing for the payment of any dividends or intercompany distributions, and incurring capital expenditures in excess of $10,000,000 in any year. The Company was in default of substantially all these covenants during the year ended March 31, 2002, and as a result the bank demanded the repayment of the outstanding amounts owed to it by the Company.

On January 23, 2002, the bank and the Company entered into a forbearance agreement whereby the bank agreed to forbear until April 1, 2002 from acting upon the failure of the Company to comply with the bank's demand for payment of the demand operating line and the demand instalment loans. As consideration of the forbearance, a $525,000 fee was charged by the bank and is included in restructuring and re-organization costs for the year ended March 31, 2002.

The bank agreed to further forbear from acting upon the Company's failure to provide payment to the bank on April 1, 2002 until June 14, 2002. In addition, the maximum credit limit on the operating facility was reduced by $1,000,000 to $13,500,000. A second forbearance fee of $200,000 payable to the bank on May 15, 2002 was charged by the bank to the Company related to this extension.

12. OBLIGATIONS UNDER CAPITAL LEASE

The Company leases a building and certain equipment, included in capital assets, under leases that are classified as capital leases. The future minimum annual lease payments for the years ending March 31 are as follows:

	2002 $	**2001** $
2002	—	4,521,097
2003	**2,470,359**	2,654,269
2004	**2,361,116**	2,364,710
2005	**1,321,417**	1,307,175
2006	**108,984**	108,984
Total minimum lease payments	**6,261,876**	10,956,235
Less amount representing interest at rates averaging approximately 8%	**713,831**	1,385,739
	5,548,045	9,570,496
Less due within one year	**2,007,056**	3,811,226
	3,540,989	5,759,270

Included in total minimum lease payments are leases denominated in US dollars totaling approximately US$837,000 (Cdn$1,334,000) [March 31, 2001-US$2,330,000 (Cdn$3,713,000)].

The Company is in default of approximately $3,049,000 of its lease obligations. A waiver has not been obtained but the lessor has not acted on its rights under the default provisions. The Company has made all of its payments under the agreement. The remedy to the lessor in the event of default of the leases is the repossession of the equipment under lease.

Capital lease obligations totaling $717,070 are subject to default provisions which are triggered by the dissolution or liquidation of the Company. The remedies of default are payment of entire balance outstanding or repossession of the equipment under lease.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

13. SHARE CAPITAL

[a] Authorized: 200,000,000 common shares without par value and 20,000,000 Class A Preferred Shares without par value, issuable in series.

On September 20, 2000, the shareholders approved an increase to the authorized capital of the Company from 50,000,000 common shares to 200,000,000 common shares and the creation of 20,000,000 Class A Preferred Shares.

As of March 31, 2002 and 2001, no Class A Preferred Shares were outstanding.

[b] Common shares:

	Number of Shares #	Amount $
Issued and outstanding, March 31, 1999	11,123,512	82,402,586
Issued for cash		
Pursuant to private placements [i]	602,000	5,038,179
Pursuant to public offering [ii]	1,725,000	31,850,695
On exercise of employee and director options	10,000	50,000
Issued on acquisition of Catouzer	100,000	1,000,000
Other [iii]	10	—
Issued and outstanding, March 31, 2000	13,560,522	120,341,460
Issued for cash		
Conversion of special warrants *[note 13[d]]*	928,240	6,926,139
Options exercised	126,[illegible]3	902,875
Shares outstanding, March 31, 2001	14,615,052	128,170,474
Less share purchase loans *[note 13[g]]*	—	(277,000)
Issued and outstanding, March 31, 2001	14,615,052	127,893,474
Issued for cash		
Pursuant to private placement [iv]	500,000	504,057
On stock options exercised	50,000	40,000
Returned to treasury *[note 13[g]]*	(47,400)	—
Issued and outstanding, March 31, 2002	15,117,652	128,437,531
Shares to be issued [v]	—	157,518
Balance, March 31, 2002	15,117,652	128,595,049

March 31, 2002 (expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[i] Proceeds for the private placements are net of share issue costs of $211,863.

[ii] Proceeds for the public offering are net of share issue costs of $2,649,305 [note 13[f]].

[iii] The Company issued these shares as an adjustment for fractional shares issued in connection with the acquisition of a subsidiary, CompAS Electronics Inc., which occurred in fiscal 1998.

[iv] On March 5, 2002, the Company issued 500,000 units at US $0.64 (Cdn $1.02) per unit for gross proceeds of US $320,000 (Cdn $510,000). Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant will be exercisable for a period of two years into one common share of the Company at a price of US $0.80 per warrant share. Proceeds for the private placement are net of share issue costs of $5,943. These warrants remain outstanding at March 31, 2002.

[v] On March 5, 2002, the Company also received proceeds of $159,375 for 156,250 units at US $0.64 (Cdn $1.02) from the same issue referred to in [iv] above. Proceeds for the private placement are net of share issue costs of $1,857. The shares were issued on May 16, 2002 [note 22[b]].

[c] Stock options

Under the terms of a stock option plan approved by the shareholders on August 29, 1997 and amended on September 30, 1999 and September 20, 2000, the Company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of the grant. On March 19, 2002, the Board of Directors approved a restated plan which consolidated all of the above amendments. On September 30, 2000 the stockholders approved an increase in the maximum number of common shares issuable under the plan to 3,819,610. At March 31, 2002, 2,534,775 common shares remain available to be granted [March 31, 2001 - 517,250 common shares]. The term of the options may not exceed ten years. Stock options become exercisable at dates determined by the Compensation Committee, and are subject to the achievement of individual performance criteria as determined by the Chief Executive Officer.

March 31, 2002 (expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

At March 31, 2002, the following stock options to directors, officers, employees and others were outstanding, none of which were exercisable:

Exercise Prices	Number Outstanding at March 31, 2002	Weighted-Average Remaining Contractual Life
$5.00	222,060	2.7 years
$9.60	277,000	3.8 years
$10.25	472,475	6.2 years
$15.00 [i]	269,600	8.0 years
	1,241,135	

[i] On September 30, 2000 the shareholders approved a reduction in the exercise price of options to purchase 1,622,600 common shares from $22.40 to $15.00 per share.

The Company has granted stock options to directors, officers, employees and others as follows:

	Number of Common Shares Issuable #	Weighted Average Exercise Price $
Balance, March 31, 1999	2,319,250	9.34
Options granted	475,000	22.40
Options exercised	(10,000)	5.00
Options forfeited	(248,500)	9.58
Balance, March 31, 2000	2,535,750	11.78
Options granted	1,147,600	15.00
Options exercised	(126,290)	7.15
Options forfeited	(310,100)	11.05
Balance, March 31, 2001	3,246,960	12.09
Options granted *[note 14[d]]*	50,000	0.80
Options exercised *[note 14[d]]*	(50,000)	0.80
Options cancelled [ii]	(2,005,825)	13.26
Balance, March 31, 2002	1,241,135	10.20

March 31, 2002 (expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[ii] During the year ended 2002, 880,825 options to acquire common shares with a weighted average exercise price of $11.71 were cancelled as a result of the resignation of Mr. deJaray (the former Chairman and Chief Executive Officer of the Company). Another 1,125,000 options to acquire common shares with a weighted average price of $14.47 were cancelled as a result of other employee terminations.

Subsequent to the year end 116,200 options to acquire common shares with a weighted average exercise price of $14.08 were cancelled.

[d] Special warrants

	No. of Special Warrants #	Amounts $
Balance March 31, 2000	928,240	6,926,139
Exchanged for common shares	(928,240)	(6,926,139)
Balance, March 31, 2001 and 2002	—	—

The Company entered into an agency agreement dated February 11, 2000 and a special warrant indenture dated March 3, 2000 for the issuance of 928,240 special warrants for gross proceeds of $7,326,139 (US $5,040,343), which were released to the Company on March 3, 2000. Total costs related to the issue were $400,000. Each special warrant entitled the holder to acquire one common share without additional consideration on or before the earlier of: a) the fifth business day after which the securities commissions of British Columbia, Alberta and Ontario had each issued a receipt for a final prospectus; and b) March 3, 2001. On March 3, 2001, all of the special warrants were exchanged for common shares.

[e] On July 23, 1997, the Company adopted a Shareholder Rights Plan (the "Rights Plan") to protect the Company's shareholders from unfair, abusive or coercive take-over strategies. Under the Rights Plan, holders of common shares are entitled to one share purchase right ("Right") for each common share held. If any person or group makes a take-over bid, other than a bid permitted under the plan or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan, each Right entitles the registered holder thereof to purchase, in effect, $150 equivalent of common shares of the Company at 50% of the prevailing market price. The Rights Plan was approved at the annual general meeting of the Company held on August 29, 1997.

March 31, 2002 (expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[f] Pursuant to the public offering of common shares that occurred during the year ended March 31, 2000, the Company granted the underwriters 50,000 share purchase warrants entitling the underwriters to acquire 50,000 common shares at $20 per share until March 23, 2001. These share purchase warrants were not exercised and expired on March 23, 2001.

[g] The share purchase loans relate to 55,400 common shares issued at a share price of $5 per share. On July 5, 2001, 47,400 common shares were returned for cancellation.

14. RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed elsewhere in these financial statements, the Company also entered into the following related party transactions.

[a] During fiscal 1998, the Company entered into an agreement with a company under the control of the Chief Executive Officer, whereby that company provided management and other services, for consideration of US $250,000 per annum, until that company's executive's 65th birthday in 2021 regardless of the amount of services rendered. The fees for services provided during the years ended March 31, 1999, 2000, and 2001 were waived. As discussed in note 14[e] this agreement was terminated during the year ended March 31, 2002.

[b] The Company recorded fees and other costs for management and other services from a company under the control of a former director as follows:

	$
2002	960,995
2001	1,637,603
2000	1,479,076

In addition to $960,995 noted above, $125,000 was advanced pursuant to an employment agreement dated November 30, 2001 for the period April 1, 2002 to August 31, 2002. This has been recorded in prepaid expenses and deposits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

14. RELATED PARTY TRANSACTIONS (cont'd.)

As discussed in note 14[e] during the year ended March 31, 2001 additional amounts of $277,000 which were representing expenses paid on behalf of the Company by a former director. These amounts, which were receivable at March 31, 2001, were repayable on demand and non-interest bearing.

[c] During the year ended March 31, 2002, the Company incurred legal fees of $322,693 [2001 - $161,602; 2000 - $521,018] for legal services provided by a law firm where a former director of the Company is a principal.

[d] During the year ended March 31, 2002, the Company incurred fees of $152,056 [2001 - $90,000; 2000 - $54,500] for corporate advisory services and $nil [2001 - $nil; 2000 - $218,269] as a finders' fee in connection with an issuance of common shares and special warrants. These fees were charged by a company controlled by Mr. Hryb a former director. This former director was also granted 50,000 options to purchase common shares of the Company at $0.80 per share which were exercised during the year for cash proceeds of $40,000.

[e] On August 15, 2001, Mr. Steve deJaray resigned as Chairman, Chief Executive Officer and President of the Company and all of its direct or indirect subsidiaries. Under the terms of Mr. deJaray's resignation agreement, the management agreement between the Company and a company controlled by Mr. deJaray described in note 14[a] was terminated. In addition, stock options to acquire 270,000 common shares held by Mr. deJaray and parties related to Mr. deJaray were cancelled and surrendered for no consideration. The Board of Directors of the Company approved payments to Mr. deJaray and parties related to Mr. deJaray during fiscal 2001 as described above, approved amounts paid in the period April 1, 2001 to August 15, 2001 to Mr. deJaray and parties related to Mr. deJaray in an amount not to exceed approximately $464,000 and approved a consulting agreement between the Company and a company wholly owned by, or related to, Mr. deJaray to pay a consulting fee of $10,000 per month for the year ending August 2002. Under the terms of the resignation agreement parties related to Mr. deJaray agreed to recognize $277,000 of amounts received during fiscal 2001 as loans outstanding to the Company, and such amounts could be offset against amounts subsequently payable to him and his companies.

March 31, 2002 (expressed in Canadian dollars)

14. RELATED PARTY TRANSACTIONS (cont'd.)

In November 2001, Mr. deJaray resumed his duties as Chairman, Chief Executive Officer and President of the Company for which he was to be paid a signing bonus of $250,000. The signing bonus was offset against the $277,000 owing to the Company. In addition, $27,000 was offset against a reimbursement of expenses incurred by Mr. deJaray on behalf of the Company.

During the year ended March 31, 2002, a company controlled by Mr. deJaray was paid $60,000 in consulting fees.

[f] Subsequent to year-end the Company sold the manufacturing assets of its Delta facilities to a company whose performance is indirectly guaranteed by a company indirectly controlled by a former director. [note 5[c]].

15. SEGMENTED INFORMATION

Prior to fiscal 2000 the Company reported two business segments - gas safety and electro-technologies services. In February 2000, the Company's Board of Directors approved a plan to dispose of the gas safety business which was sold effective March 31, 2000 [note 18] and is presented in the consolidated financial statements as a discontinued operation. As a result, the Company has only one continuing business segment, its electro-technologies services business segment.

Geographic information

In respect of the Company's continuing operations, revenue is attributable to countries based on manufacturing operations located in the following geographic locations and has long-lived assets, including capital assets and goodwill, in the following geographic locations:

	March 31, 2002		March 31, 2001		March 31, 2000	
	Revenue $	Long-lived Assets $	Revenue $	Long-lived Assets $	Revenue $	Long-lived Assets $
Canada	**74,926,943**	**13,724,520**	117,578,361	22,281,267	84,470,731	48,187,335
United States	**48,580,093**	**7,564,511**	36,620,779	9,022,318	20,783,465	4,916,338
	123,507,036	**21,289,031**	154,199,140	31,303,585	105,254,196	53,103,673

March 31, 2002 (expressed in Canadian dollars)

16. INCOME TAXES

[a] Provision for income taxes

The Company's provision for income taxes for continuing operations is as follows:

	Liability Method		Deferral Method
	2002	2001	2000
	$	$	$
Tax provision at combined statutory income tax rate	**(9,748,000)**	(36,163,000)	(1,949,000)
Increase (decrease) in provision from:			
Manufacturing and processing deduction	**1,587,000**	3,803,000	266,000
Occurrence of losses and future tax debits (net of recovery) for which no tax benefit has been recorded (utilization of future income tax debits and losses for which no tax benefit has been recognized)	**(825,000)**	—	1,109,000
Large corporation and other taxes	**751,714**	93,000	718,000
Items not deductible for tax purposes	**17,000**	9,959,000	—
Temporary differences for which no tax benefit has been recognized	**8,829,000**	21,302,000	—
Amortization of non-deductible purchased goodwill	—	—	543,000
Foreign tax rate differentials	—	1,072,000	13,000
Other	**496,745**	27,000	(30,399)
	1,108,459	93,000	669,601

March 31, 2002 (expressed in Canadian dollars)

16. INCOME TAXES (cont'd.)

[b] Future income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets and liabilities are as follows:

	March 31, 2002 $	March 31, 2001 $	April 1, 2000 $
Future tax assets:			
Tax loss carryforwards	**16,982,000**	8,412,000	7,776,000
Excess of goodwill amortization over eligible capital deductions	**3,250,000**	3,367,000	742,000
Research and development deductions and credits	**—**	403,000	434,000
Excess of tax basis of capital assets over book value	**5,973,000**	4,587,000	2,760,000
Accounting provisions not yet deductible for tax purposes	**12,423,000**	15,894,000	—
Share issue costs	**501,000**	887,000	1,754,000
Other	**672,000**	668,000	131,000
Total future tax assets	**39,801,000**	34,218,000	13,597,000
Valuation allowance	**(39,801,000)**	33,968,000	13,139,000
Total future tax assets	**—**	250,000	458,000
Future tax liabilities:			
Excess of book value over tax basis of capital assets	**—**	250,000	426,000
Other	**—**	—	[illegible]
Total future tax liabilities	**—**	250,000	458,000
Net future tax assets	**—**	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

16. INCOME TAXES (cont'd.)

[c] Non-capital loss carryforwards

The Company has non-capital loss carryforwards available to offset future taxable income in Canada that expire as follows:

	$
2002	162,000
2003	570,000
2004	503,000
2005	70,000
2006	1,278,000
2007	889,000
2008	17,537,000
2009	17,218,000
	38,227,000

The Company also has operating loss carryforwards which can be applied to reduce income earned in the United States which expire as follows:

	$
2020	594,000
2021	8,915,000

The Company has investment tax credits of $30,000 which may be used to reduce future income taxes payable to 2003.

The related income tax benefits with respect to the above have not been recorded in the accompanying balance sheets.

March 31, 2002 (expressed in Canadian dollars)

16. INCOME TAXES (cont'd.)

[d] Limitations on use of loss carryforwards

Pursuant to Section 382 of the US Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate. The Canadian non-capital loss carryforwards may also be limited by a change in Company ownership.

[e] Tax contingency

The Company and its subsidiaries are currently in discussions with tax authorities regarding issues relating to years 1998 to 2002. In addition, one of the Company's subsidiaries has filed Notices of Objection relating to its 1997 and 1998 taxation years. As a result of these issues, there is a potential liability of approximately $2.2 million, including interest and penalties to March 31, 2002.

Included in income tax provision for continuing operations is approximately $390,000 [2001 - $nil] and for discontinued operations is approximately $nil [2001 - $600,000] representing an estimate of the likely outcome of these issues. The actual results, however, may differ from the estimate accrued.

March 31, 2002 (expressed in Canadian dollars)

17. COMMITMENTS AND CONTINGENCIES

[a] In addition to the capital leases referred to in note 12, the Company has operating leases for certain premises and equipment to 2006 for which the minimum annual lease payments for the years ending March 31 are approximately as follows:

	$
2003	243,000
2004	187,000
2005	160,000
2006	160,000
	750,000

[b] The Company is subject to claims and legal proceedings brought against it in the normal course of business including those from customers, suppliers [notes 10 and 22], and former employees and including the employees of the discontinued Gas Safety Division subject to the collective bargaining agreement. Management believes that adequate provisions have been made in these financial statements related to these claims and legal proceedings; however, due to the uncertain nature of such matters, the ultimate settlement may be materially different from that recorded.

[c] On July 6, 2001 the Company commenced legal proceedings against Michel Fattouche, Chief Executive Officer of Cell-Loc Inc. claiming payment of US $30.3 million in connection with manufacturing services the Company provided to Cell-Loc. Management is uncertain whether the Company will succeed with this claim. Accordingly, the Company recorded a charge to cost of sales in fiscal 2001 for losses on custom designed inventory purchased for the Cell-Loc arrangement of approximately $27.7 million, and recorded an estimated loss of $6.1 million during the year ended March 31, 2001 for non-cancelable, non-returnable custom designed inventory to which the Company was contractually obligated to purchase at March 31, 2001. On November 30, 2001, a subsidiary of the Company issued a writ of summons and statement of claim against Cell-Loc Inc., claiming $46,034,861 for computer components ordered but not taken delivery of. Specifically, the subsidiary of the Company claims that it was forced to purchase material that was non-returnable on behalf of Cell-Loc and that Cell-Loc received certain inventory for which it never paid. In the event the Company is successful in recovering amounts claimed, they will be recorded in income in the period realized. Any amounts recovered will be subject to creditor compromise agreements [note 22[f]].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

17. COMMITMENTS AND CONTINGENCIES (cont'd.)

[d] The Company has determined that remediation of contaminated groundwater at its Kanata facilities will be required and has recorded its best estimate of $300,000 in accounts payable and accrued liabilities related to this matter.

[e] On September 20, 2001, Vicor Corporation ("Vicor"), a supplier for the Company's Cell-Loc arrangement, commenced an action against one of the Company's subsidiaries in the Commonwealth of Massachusetts, Superior Court Department of the Trial Court. Vicor alleges breach of contract, breach of implied covenant of good faith and fair dealing, fraud and violation of Massachusetts General Laws. Vicor is claiming US $742,922 plus interest, treble damages, costs and attorney fees.

On November 7, 2001, counsel for Vicor and a subsidiary of the Company reached a tentative agreement on certain settlement terms, pursuant to which the subsidiary would pay Vicor US $742,922 over a nine-month period, as follows: US $175,000 on November 21, 2001; the remaining balance of US $567,922 in eight equal monthly installments commencing December 21, 2001 and ending July 21, 2002. The parties, however, did not agree on the final documentation of the settlement.

On November 28, 2001, Vicor moved to enforce the terms of settlement agreed-upon by counsel. The Company's subsidiary opposed the motion. The Court heard argument on May 30, 2002 and allowed Vicor's motion to enforce the terms of the settlement reached on November 7, 2001, including the payment terms described above. The Court has not yet entered final judgment in this action. A pre-trial conference is scheduled for September 19, 2002.

Included in accounts payable and accrued liabilities is $1,184,936 (US $742,922) related to this claim.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

17. COMMITMENTS AND CONTINGENCIES (cont'd.)

[f] On July 16, 2001, Giga-Tron Associates Limited ("Giga-Tron"), a supplier for the Company's Cell-Loc arrangement, commenced an action against one of the Company's subsidiaries in the Ontario Superior Court of Justice. Giga-Tron claimed the principal sum of $1,132,887 owed for parts delivered, plus costs and interest. Giga-Tron and the Company had agreed to settle the amount owed with monthly payments until March 2003. The Company made payments until April 2002. On June 19, 2002, Giga-Tron filed a judgment action against the Company. The outcome of this claim is not determinable at this time. On August 8, 2002 examinations of discovery were held with respect to the Giga-Tron claim. On August 14, 2002, pursuant to an uncontested judgement, approximately $624,000 was garnisheed from the Company's bank account and is being held in trust by the courts pending final resolution of this matter.

Included in accounts payable and accrued liabilities is approximately $624,000 related to this claim.

[g] On May 15, 2002, the former Director of Finance filed a wrongful dismissal action against one of the subsidiaries of the Company. A Writ of Summons and Statement of Claim was filed with the British Columbia Supreme Court seeking the liquidated sum of $120,000 for breach of contract and costs. The full amount of the claim was paid into Court pursuant to a garnishing order. The Company's subsidiary filed a Statement of Defense and Counterclaim on May 28, 2002.

[h] The Company and one of its subsidiaries are defendants in a lawsuit in the Supreme court of British Columbia filed by Deloitte & Touche LLP and Deloitte Consulting Product Services Inc. on February 12, 2002. Deloitte & Touche LLP and Deloitte Consulting Product Services Inc. claim the sum of $463,532 in respect of unpaid invoices for goods and services allegedly provided to the companies. The companies filed a Statement of Defense on May 2, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

18. DISCONTINUED OPERATIONS

[a] On November 30, 1999 (the measurement date), the Company adopted a plan to dispose of Catouzer Electronic Publishing and Consulting Inc. (Catouzer). Accordingly, Catouzer has been accounted for as a discontinued operation and the results of operations of Catouzer for all the periods presented subsequent to the measurement date have been reclassified as income from discontinued operations.

On December 31, 1999, the Company sold its common shares of Catouzer, for cash consideration of $4 million. The resulting gain of approximately $1.4 million was deferred and is included in accounts payable and accrued liabilities at March 31, 2002 and 2001 pending resolution of certain matters related to the earn out rights of the acquirer.

Revenue from discontinued operations and the results of the gain (loss) relating to discontinued operations were as follows:

	2002 $	2001 $	2000 $
Sales	—	—	915,000
Loss from operations	—	—	(601,248)
Gain on disposal	—	125,000	—
	—	125,000	(601,248)

[b] On February 1, 2000 (the measurement date), the Company adopted a plan to dispose of all of the assets and certain liabilities of its gas safety division (Aim Safe Air Products Ltd., AIM Safety Home Products Ltd. and AIM USA, Inc.) that specialized in the manufacturing and distribution of hazardous air and gas monitoring products, a separate business segment. Accordingly, the gas safety division has been accounted for as a discontinued operation and the results of the gas safety division have subsequently been included as income from discontinued operations.

On March 31, 2000 the Company completed the sale of the assets, including the assumption of certain liabilities by the purchaser, of its gas safety division for total consideration of $6.525 million (US $4.5 million) which was included in other accounts receivable.

March 31, 2002 (expressed in Canadian dollars)

18. DISCONTINUED OPERATIONS (cont'd.)

During 2002 the Company continued to incur warranty and other costs pursuant to the sales agreement. These costs in the amount of $329,330 have been recorded as a loss on disposal for the year ended March 31, 2002 [2001 - $26,098; 2000 - $9,835,421].

Revenue from discontinued operations and results of an estimated loss relating to discontinued operations are as follows:

	2002 $	2001 $	2000 $
Sales		—	14,129,336
Loss from operations	—	—	(4,806,301)
Loss on disposal	(329,330)	(26,098)	(5,029,120)
	(329,330)	(26,098)	(9,835,421)

The 2002 amount is net of tax expense of $nil [2001 - $650,000; 2000 - $nil].

19. PENSION PLAN

The Company has a 401K defined contribution plan. All employees of American Computer Assembly Inc., a wholly owned subsidiary, are eligible to participate in the plan and can contribute on a tax deferred basis a percentage of their compensation, up to 15% of annual compensation. The Company will match 60% of the employee contribution, subject to certain restrictions. The Company's contribution to the 401(K) plan for the years ended March 31, 2002, 2001 and 2000 was $54,003 (US $34,301), $56,489 (US $37,562), and $32,761 (US $22,439), respectively. These amounts have been expensed in selling, general and administration expense.

20. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in fiscal 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

21. RECONCILIATION OF U.S. AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which conform in all material respects to those in the United States (US GAAP) except as follows:

[a] Discontinued operations under Canadian GAAP for fiscal 2000 include amortization of product development costs. As at March 31, 2000 the product development costs under Canadian generally accepted accounting principles were fully amortized. Under US GAAP such product development costs are expensed as incurred.

[b] During the year ended March 31, 2000, management fees owed to a principal shareholder of $362,500 were waived [1999 - $375,925]. For Canadian GAAP purposes, the consolidated financial statements do not reflect this transaction. US GAAP requires that the management costs for the period should be reflected as an expense and related contributed capital. As discussed in note 14[a], the arrangement was cancelled for fiscal 2001.

[c] For purposes of reconciliation to US GAAP, the Company presents comprehensive loss and its components. Comprehensive loss includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive loss comprises foreign currency translation adjustments.

[d] The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its employee stock options. Options granted under the Company's plan are considered to be variable. Accordingly, compensation expense is recorded for US GAAP purposes when exercise of the options becomes probable.

[e] For purposes of US GAAP the Company adopted the liability method of accounting for income taxes in fiscal 1993. The Company has adopted the liability method for Canadian GAAP purposes effective April 1, 2000. The treatment of business combinations prior to adoption under Canadian GAAP causes there to be differences in the allocation of consideration with respect to business combinations and subsequent recognition of preacquisition loss carryforwards.

March 31, 2002 (expressed in Canadian dollars)

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[f] Recent pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for the Company in its fiscal year ending March 31, 2003. The Company has not determined the impact, if any, that this pronouncement will have on its operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company has not determined the impact, if any, that this pronouncement will have on its operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (expressed in Canadian dollars)

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

If United States generally accepted accounting principles were followed, the effect on the consolidated statement of loss and comprehensive loss would be:

	2002 $	2001 $	2000 $
Loss from continuing operations, Canadian GAAP	**(24,386,158)**	(82,585,063)	(5,098,563)
Adjustment for income taxes	—	—	457,730
Adjustment for waived management fees and other services	—	—	(362,500)
Adjustment for stock based compensation	**(24,000)**	(450,000)	—
Loss from continuing operations, US GAAP	**(24,410,158)**	(83,035,063)	(5,003,333)
Discontinued operations, Canadian GAAP	**(329,330)**	98,902	(10,436,669)
Adjustment for deferred costs	—	—	99,748
Adjustment for stock based compensation	—	(650,000)	—
Loss from discontinued operations, US GAAP	**(329,330)**	(551,098)	(10,336,921)
Loss, US GAAP	**(24,739,488)**	(83,586,161)	(15,340,254)
Other comprehensive loss:			
Foreign currency translation adjustment	—	154,609	(218,357)
Comprehensive loss, US GAAP	**(24,739,488)**	(83,431,552)	(15,558,611)
Weighted average number of shares outstanding, Canadian and US GAAP	**14,625,879**	13,706,933	11,281,589
Basic and diluted earnings (loss) per share, US GAAP			
Continuing operations	**(1.67)**	(6.06)	(0.44)
Discontinued operations	**(0.02)**	(0.04)	(0.92)

March 31, 2002 (expressed in Canadian dollars)

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

If United States generally accepted accounting principles were followed, variations in balance sheet items would be as follows:

	2002 $	2001 $
Share capital	**130,748,049**	130,022,474
Contributed surplus	**944,779**	944,779
Deficit	**(140,165,783)**	(115,426,295)

22. SUBSEQUENT EVENTS

[a] On May 7, 2002 a subsidiary of the Company borrowed up to $1,900,000 from Valtec Capital Corporation ("Valtec") pursuant to a promissory note payable on demand with interest at the rate of 10% per annum. This promissory note was secured by a subsidiary of the Company granting a general security agreement and mortgages on its real property. This indebtedness was guaranteed by the Company and the guarantee was secured by a general security agreement.

On May 14, 2002 Valtec acquired at face value from the Canadian Imperial Bank of Commerce ("CIBC") all of the Company's outstanding CIBC bank loans and bank indebtedness, including all security and related agreements, amounting to $8,026,400, and agreed to loan further working capital up to a total indebtedness of $9,600,000. Valtec also entered into an agreement with the Company which would permit, subject to TSE and shareholder approval, Valtec to convert its debt into 13,100,322 common shares of the Company (prior to inclusion of conversion of accrued interest into common shares) as follows:

4,700,000 shares at $0.375 per share; and
8,400,322 shares at $0.933 per share.

Fully converted, Valtec would hold approximately 42% of the outstanding common shares of the Company.

March 31, 2002 (expressed in Canadian dollars)

22. SUBSEQUENT EVENTS (cont'd.)

Valtec also entered into an agreement to forbear from calling its loans and realizing on its security while approvals were being sought to the debt equity conversion. If the requisite approvals are not obtained, Valtec is entitled to a forbearance fee of $1,000,000.

Valtec also entered into a voting trust agreement with the Company and Mr. Steve deJaray whereby Mr. deJaray agreed that Valtec could vote 3,112,653 common shares of the Company registered in the name of or beneficially owned by Mr. deJaray.

The voting trust terminates on Valtec converting all of its debt to shares.

[b] On May 16, 2002, the Company issued 156,250 units at US $0.64 (Cdn $1.00) per unit, each unit consisting of one common share and one half of one non-transferable share purchase warrant at an exercise price of US $0.80 per warrant share.

[c] On May 7, 2002, a consultant was granted options to acquire 100,000 common shares at an exercise price of $0.80 per share expiring on May 7, 2007. The options vested immediately.

[d] On May 14, 2002, Mr. Steve deJaray resigned as President and Chief Executive Officer of the Company and all subsequent and consulting benefits ceased at that date. On June 19, 2002 he resigned as a director of the Company. Subsequent to the year-end the Company recorded fees and other costs for management and other services from a company under the control of Mr. deJaray of $220,392.

[e] On May 22, 2002, the Company sold its Delta facilities [note 5[b]].

March 31, 2002 (expressed in Canadian dollars)

22. SUBSEQUENT EVENTS (cont'd.)

[f] As part of the Company's restructuring efforts, subsequent to March 31, 2002, certain of the Company's creditors agreed to comprise the amounts owed to them by the Company in order to assist the Company in reorganizing its financial affairs. As at August 14, 2002, creditors representing accounts payable having a book value of approximately $11,083,000 have agreed to settle their claims as follows:

[i] a cash payment in the amount of $0.10 per dollar of claim; plus,

[ii] a promissory note in the amount equal to the supplier's pro-rata share of $2,000,000; plus,

[iii] a pro-rata share in a trust which will include the Company's interest in the Company's Cell-loc Inc. actions, and proceeds from the sale of Cell-loc related inventory net of management expenses of the Trust [see note 17[c]].

[g] Subsequent to the year end, 116,200 options to acquire common shares with a weighted average exercise price of $14.08 were cancelled.

Management's Discussion and Analysis

The following discussion and analysis provides a review of the operating results, financial position and liquidity, risk and industry trends affecting the financial results of AimGlobal Technologies Company Inc. ("AIM" or the "Company") for the year ended March 31, 2002. Additional comments are provided in relation to changes made to operations since year-end and the expected financial impact of these changes. This commentary should be read in conjunction with the consolidated financial statements for the year ended March 31, 2002 and their accompanying notes (the "Consolidated Financial Statements").

The Company prepares its consolidated financial statements in accordance with accounting principles which are generally accepted in Canada with reconciliation to accounting principles generally accepted in the United States, as disclosed in Note 21 to the Consolidated Financial Statements.

Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements containing the words believes, anticipates, estimates, expects and words of similar import, constitute forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties which could cause actual results to differ materially from those anticipated in these forward-looking statements. Among the key factors that could cause such differences are: the level of overall growth in the electronics manufacturing services (EMS) industry; lower-than-expected customer demand; component constraints; variability of operating results among periods; dependence on a limited number of customers; and the Company's ability to continue as a going concern.

General

AIM is a provider of electronics manufacturing services for original equipment manufacturers ("OEMS") in the medical, aerospace, wireless, communications, industrial, military and emergency response markets in Canada and in the United States. The Company offers a full range of services including product development and design services, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build, and distribution.

2002 Year in Review

At the end of last year, the Company found itself in a very difficult financial situation. The Company had entered into a very significant agreement to provide manufacturing services to Cell-Loc Inc. which resulted in substantial investments in accounts receivable, inventory levels and staffing levels in anticipation of the manufacturing services to be provided under the arrangement. The Company had entered into significant contracts for the purchase of inventory to service the Cell-Loc business under non-cancelable, non-returnable terms. After delivery of a number of shipments under the agreement, Cell-Loc ceased payments to the Company.

Consequently, on July 6, 2001 the Company commenced legal proceedings against Michel Fattouche, Chief Executive Officer of Cell-Loc Inc. claiming payment of US $30.3 million for manufacturing services. On November 30, 2001, a subsidiary of the Company issued a writ of summons and statement of claim against Cell-Loc Inc., claiming $46,034,861 for computer components ordered, however for which no delivery was taken.

Significant efforts were expended during fiscal 2002 in dealing with the adverse consequences caused by this situation that had materially weakened the Company's finances and caused great uncertainty in its ability to continue as a going concern. Reviews of the Company's operations were performed and the Company focused its strategy on certain core lines of business and implemented a restructuring and re-organization plan. This restructuring resulted in the sale of our Mississauga operations, work force reduction of employees performing manufacturing, assembly, test, inspection, marketing and administrative efforts and very difficult payment terms had to be negotiated with suppliers. However, the Company's financial position did not improve sufficiently to allow it to keep within the covenant terms of its banking arrangements.

In January of 2002 the bank demanded the repayment of the outstanding amounts owed to it by the Company. The Company was unable to comply with the bank's demand for payment and entered into a series of forbearance agreements with the bank. As well, the Company was forced by the bank to engage PriceWaterhouseCoopers whose mandate was to closely monitor the Company's operations in protection of the bank's security interests. In turn, the Company engaged the services of Carl Marks Capital Advisors LLC and a Chief Restructuring Officer was appointed by the Board to protect the Company's interests and develop a business plan for the future. These efforts have been very successful in the short term in that in May, 2002 a new source of financing from Valtec Capital Corporation was obtained to replace the bank and to provide the Company additional working capital and time to continue with its restructuring efforts.

Nothwithstanding these very difficult internal conditions, together with the slowing economy throughout 2002, the Company was able to record sales of $123 million indicating its continuing ability to satisfy customer requirements. Our selling, general and administrative expenses were reduced by more than $10 million from 2001 and with careful working capital management we were able to reduce negative cash flows from operations to $1 million for the year compared to $27 million and $26 million negative cash flows from operations in 2001 and 2000 respectively. Subsequent to year-end, we continued making progress with the restructuring initiatives including the disposition of our Delta facilities. These continuing initiatives will allow us to gain manufacturing, operating and overhead reductions in 2003.

2002 Disposition

On September 17, 2001, the Company sold certain of the assets of its Mississauga facilities having a book value of $3,676,540 for net proceeds of approximately $2.9 million resulting in a loss on disposal of $881,493 which has been recorded as a loss on disposal of capital assets.

As part of this transaction, a $150,000 advance was provided by the acquirer as a deposit on the future use or future sale of inventory having a book value of $1,147,216, which it held on consignment on behalf of the Company. Subsequent to March 31, 2002, the Company reached an agreement with the acquirer to sell this consignment inventory and recorded a write down of the carrying value of the inventory at March 31, 2002 in the amount of $861,270 which amount was charged to cost of sales for the year to reflect the value subsequently realized.

Results of Operations

The Company's revenue and margins can vary from period to period as a result of level of business volume, seasonality of demand, component supply availability, and the effects of the mix and volume of turnkey versus other sales. The mix of business between full systems assembly and printed circuit assemblies also affect revenue and margins.

AIM's contracts with key customers generally provide a framework for the Company's overall relationship with the customer. Actual production volumes are based on production orders for delivery of products. The Company's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in material costs and relative mix of value added products and services. The level and timing of the customer's orders will vary due to their efforts in balancing inventory and changes in demand for its products. Customers do not typically commit to firm production schedules for more than 30 to 90 days in advance. The Company minimizes its risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. The Company attempts to protect itself from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

AIM's annual and quarterly operating results are also affected by price competition, manufacturing effectiveness and efficiency, capacity utilization, the degree of automation used in the assembly process, the ability to manage inventory effectively and shortage of components. The Company is addressing this by reducing its cash outflows during the slower period through a combination of cost reductions, temporary lay offs and plant closures while continuing to service those customers who have current demand. The Company believes that once demand increases, it will have the ability to effectively service its customers.

Sales

Sales decreased by $30,692,104, or 20%, to $123,507,036 from $154,199,140 in fiscal 2001. The decline in sales was primarily due to the overall slowdown in the North American economy and electronics manufacturing sector, the sale of the Mississauga operations in September 2001 and the default in late fiscal 2001 of a significant customer, Cell-loc Inc. (see note 17c of the consolidated financial statements). The sale of the Mississauga division during the year accounted for $12,050,169 of the decrease while the absence of business from Cell-Loc accounted for $14,202,489 of the decrease.

During fiscal 2002, sales shifted from the Company's Canadian operations to its plant in the United States. Sales from the Canadian operations decreased by $42,651,418, or 36%, to $74,926,943 for fiscal 2002, from $117,578,361 in fiscal 2001. Sales from the US operations increased by $11,959,314, or 33%, to $48,580,093 for fiscal 2002, from $36,620,779 in fiscal 2001. This reflects the particular sales mix generated during the year and the Company directing sales to the most appropriate facility to maximize efficiency. It also reflects a lessening in demand from one significant customer whose products were primarily manufactured in Canada during fiscal 2001 and the addition of a new significant customer whose products are primarily manufactured in the United States.

AIM's top 6 customers represented 70% of total revenue for fiscal 2002 compared to 44% of revenue for fiscal 2001. The Company is dependent upon continued revenue from its top 6 customers. There can be no guarantee that revenue from these or any customers, either individually or as a group will not increase or decrease as a percentage of the consolidated revenue.

Cost of Sales

Cost of sales for fiscal 2002 was $122,389,866 or 99.1% of sales compared to cost of sales of $185,638,010 or 120% of sales in fiscal 2001. The decrease in cost of sales is due to the decline in sales and a lower level of inventory write-downs during fiscal 2002 than in 2001. The Company recorded a charge to cost of sales in fiscal 2001 for losses on custom designed inventory purchased for the Cell-loc arrangement of approximately $27.7 million and recorded an estimated loss of $6.1 million for non-cancelable, non-returnable custom designed inventory to which the Company was contractually obligated to purchase at March 31, 2001. Other non Cell-loc inventory provisions during the year ended March 31, 2001 amounted to $4,834,639. Included in the March 31, 2002 cost of sales amount is $4,870,778 in respect of provisions for inventory obsolescence.

For the foreseeable future, gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, and pricing within the electronics industry. Changes in product mix and price erosion with the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead-time, could possibly limit the Company's revenue growth and gross margin.

Selling, General and Administration Expenses

Selling, general and administration expense of $13,421,121 or 11% of sales for fiscal 2002 represents a decrease of $10,427,490, from $23,848,611 or 15% of sales in fiscal 2001. The decrease in selling, general and administration expense is attributed to reduced staffing levels and the Company's efforts to reduce costs and realign its overall cost structure to support the level of sales expected for the current market conditions.

Write-Down of Capital Assets

The Company took a non-cash charge to write down certain long-lived assets, which became impaired.

A review of the Company's Delta operations resulted in the May 22, 2002 sale of the Delta facilities for cash proceeds of $2,000,000 and assumption of liabilities of approximately $114,000. The decision to sell the operations was based on the fact that the Delta facilities had been running at a loss and was projected to continue operating at loss, coupled with the fact that the Company was in need of cash to fund working capital. The sale of the division avoided a cash outflow of approximately $2.1 million that would have been required to cover severance costs if the division had been shut down rather than sold. Although the sale resulted in a loss on disposal of approximately $3.8 million, it did generate approximately $1,750,000 in net cash after selling expenses.

Amortization of Intangible Assets

Amortization of intangible assets was related to the goodwill from prior acquisitions. During fiscal 2001 goodwill was written-down as a result of permanent impairment of these assets.

Restructuring and Reorganization Costs

The Company has been impacted by numerous order reductions, rescheduling and cancellations since the beginning of fiscal 2002, which the Company believes is consistent with the EMS industry in general. The Company undertook restructuring actions and also reorganization as a result of the market slowdown.

The restructuring actions resulted in a workforce reduction of approximately 120 employees. Employee terminations were made across the Company in the areas of manufacturing, and administration. Charges related to the reduction in workforce amounted to $1,437,109. The Company expects to benefit from the restructuring measures through margin improvements and reduced operating costs in the coming year.

During the year, the Company was in violation of its banking covenants and the Company's activities were severely restricted. On January 23, 2002, the bank and the Company entered into forbearance agreements whereby the bank agreed to forbear until April 1, 2002 from acting upon the failure of the Company to comply with the bank's demand for payment of the demand operating line and the demand instalment loans. The bank agreed to further forbear from acting upon the Company's failure to provide payment to the bank on April 1, 2002 until May 14, 2002. The Company was also in default of approximately $3,049,000 of its lease obligations by way of being in default of its bank loans. A waiver has not been obtained but the lessor has not acted on its rights under the default provisions. The Company has made all of its payments under the agreement.

The bank appointed a monitor and the Company hired the services of several restructuring firms during the year. The Company also expended efforts in negotiating payment terms with its suppliers and incurred significant legal costs in the process. Total amounts expended on the refinancing of the Company amounted to approximately $2,898,000.

Interest Expenses

In fiscal 2002, the Company incurred interest expense of $2,041,225 and $1,707, 482 for fiscal 2001, due to increased draws against the Company's operating line.

Interest Income

In fiscal 2002, the Company earned interest income of $20,289 on its cash and cash equivalent balance, compared to $574,794 in fiscal 2001. The decrease is due to the Company having fewer cash resources on hand during the year.

Income Taxes

The Company and its subsidiaries are currently in discussions with tax authorities regarding issues relating to the years 1998 to 2002. In addition one of the Company's subsidiaries has filed Notice of Objection relating to its 1997 and 1998 taxation years. As a result of these issues, there is a potential liability of approximately $2.2 million, including interest and penalties to March 31, 2002.

For the year ended March 31, 2002 management has accrued a total amount of $390,000 (2001-charged to discontinued operations $600,000) representing an estimate of the likely outcome of the issues. Actual results, could, however differ from the amount recorded in the accounts.

At March 31, 2002, the Company has a valuation allowance equal to it future tax assets due to the Company not having established a pattern of profitable operations.

Discontinued Operations

In fiscal 2000 the Company completed the sale of assets of its gas safety division. During the year charges of approximately $329,000 was incurred with respect to severance payments made to former employees of the gas safety division and with respect to servicing warranty claims for products which had been during the time the Company owned the gas safety division. Management believes that future charges related to the gas safety division will be insignificant.

Liquidity and Capital Resources

In 2002, operating activities provided AIM with approximately a $1 million cash outflow compared to the $27 million cash outflow in 2001 and 2001. The primary factors contributing to the improved cash flow from operations for the year was the reduction of inventory due to better inventory management. Investing activities in 2002 included proceeds from the sale of assets of $2,828,356 net of the purchase of capital assets of $180,420. The Company's financing activities included the issuance of shares pursuant to the exercise of employee options in the amount of $40,000, and the issuance of 500,000 shares pursuant to a private placement of $504,057. In addition, $157,518 was received prior to March 31, 2002 for shares that were issued on May 15, 2002. The Company also reduced its bank loans and capital lease obligations by $6,939,865 resulting in a net use of cash for financing activities of $6,238,290 for 2002.

For the fiscal year ended March 31, 2001, AIM utilized cash of $26,837,154 for operating activities. Financing activities for 2001 consisted of the issuance of shares by way of the exercise of employee and director incentive share options for $625,875, net proceeds from bank indebtedness of $10,787,549, proceeds of $788,789 from capital leases, repayments of capital lease obligations of $3,194,912, and repayments of outstanding long term debt in the amount of $810,000, resulting in cash provided by financing activities of $8,197,301. Investing activities for the year ended March 31, 2001 consisted of capital expenditures of $2,990,969, a loan advance to a director of $277,000, the proceeds from the sale of the Gas Safety Division of $6,525,000, and the proceeds from the Catouzer sale hold back of $250,000, resulting in total investing activities of $3,507,031.

Subsequent to the year ended March 31 2002, the Company completed two significant restructuring transactions that included the disposition of its unprofitable Delta operations and a refinancing of it s bank operating lines and loans by a private merchant bank, Valtec Capital Corporation ("Valtec") at their face value of $8,026,400. An additional $1,573,600 was advanced for working capital purposes. In addition, Valtecs's agreement with the Company, subject to TSE and shareholder approval, provides for conversion of Valtec's loan into 13,100,322 common shares of the Company at Valtec's option as follows:

8,400,322 shares at $0.933 per share, and
4,700,000 share at $0.375 per share.

Fully converted Valtec would hold approximately 42% of the outstanding shares of the Company.

The Company has made considerable progress in negotiating a compromise with creditors who supplied the Company with inventory in connection with the Cell-loc manufacturing agreement. The terms of the compromise are as follows: for each creditor who agrees to participate in the compromise, their debt will be settled as follows:

1. They will receive a cash payment in the amount of $0.10 per dollar of claim; plus,
2. a promissory note exchangeable into common shares of the Company in the amount equal to the creditor's pro-rata share of $2,000,000;plus,
3. a pro-rata share in a trust which will include the Company's interest in the Company's Cell-loc Inc. actions, and proceeds from the sale of Cell-loc related inventory net of management expenses of the Trust.

A review of the Company's Delta operations resulted in the May 22, 2002 sale of the Delta facilities for cash proceeds of $2,000,000 and assumption of liabilities of approximately $114,000. The sale resulted in a cash injection of approximately $1,750,000 net after selling expenses related to the sale (see note 5(c) to the consolidated financial statements).

The Company is currently preparing a business plan coincident with its ongoing restructuring efforts to secure stability with management, its lenders and its creditors. The Company believes that its cash flows from operations, together with the working capital funding provided by Valtec, the conversion of the Valtec debt to shares and the subsequent ability to seek a working capital line of credit from an asset based lender once the Valtec conversion occurs, will be sufficient to fund currently anticipated working capital, and planned capital spending for the next 12 months.

The Company expects capital spending for 2003 to be approximately $600,000. See note 17(a) for operating lease commitments for certain premises and equipment and note 11 for commitments related to capital lease obligations.

The Company prices many of its products in U.S. dollars, and many of its material costs are denominated in U.S. dollars. Fluctuations in the exchange rate between the United States dollar and the Canadian dollar may have a material effect on AIM's results of operations. To date, AIM has not engaged in exchange rate-hedging activities as the Company's pricing structure has created a natural hedge. To the extent AIM may seek to implement hedging techniques in the future with respect to its foreign currency transactions, there can be no assurance that AIM will be successful in such hedging activities.

Litigation, Commitments and Contingencies

As a result of the Cell-loc arrangement, the Company has had to deal with many litigious situations wherein suppliers could not be paid. These matters and other contingencies are detailed in note 17 of the consolidated financial statements.

Recent developments

On May 14, 2002 Steve deJaray resigned as President and Chief Executive Officer of the Company and on June 19, 2002 he resigned as a director of the Company.

As part of the Valtec financing, the Company expanded the number and breadth of its Board of Directors. The Board was increased from three to four directors: a senior managing director of Carl Marks, a business attorney and a senior vice president of UBC PaineWebber, Inc.

The Company has entered into an agreement to establish a facility in China. This facility will allow the Company to service its customers on a worldwide basis and provide competitive pricing. There continues to be a significant number of outsourcing opportunities and the Company plans on capitalizing on this trend. The Company is currently quoting certain jobs from China and is hopeful that revenue will be generated from the China facility by the Company's fiscal third quarter.

Trend Information

During the last year, economic growth slowed and as a result demand for technology products fell significantly. Aim's customers, in turn, experienced reduced demand for their products and Aim experienced reduced demand for electronics manufacturing services. In fiscal 2003, the economic environment continues to be uncertain. Aim is continuing to focus its efforts on re-aligning capacity, generating increased levels of cash flow and improving operating efficiencies. The Company is currently quoting on a significant number of outsourcing opportunities for which it believes it is competitive and well-suited.

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 118(1) of the Alberta Securities Act
Form 27 Under Section 75(2) of the Ontario Securities Act
Form 27 Under Section 73 of the Quebec Securities Act
Form 27 Under Section 81(2) of the Nova Scotia Securities Act
Form 26 Under Section 76(2) of the Newfoundland Securities Act
Form 25 Under Section 84(1)(b) of the Saskatchewan Securities Act
National Policy 40 Manitoba/Yukon/NWT/Nunavut
(Individually, the "Act" and collectively, the "Securities Acts")

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

AimGlobal Technologies Company Inc. (the "Company")
8128 RiverWay
Delta, British Columbia
V4G 1K5

2. Date of Material Change

State the date of the material change.

August 22, 2002

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 118(1) (AB), Section 75(1) (ON), Section 73 (QUE), Section 81(1) (NS), Section 76(1) (NWFD), Section 84(1)(a) (SASK) of the Securities Acts.

August 22, 2002

The Press Release was released to The Toronto Stock Exchange, AMEX and through various other approved public media and was SEDAR filed with the Canadian Securities Commissions.

4. Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced its financial results for the fiscal year ended March 31, 2002.

5. Full Description of Material Change

The Company announced its financial results for the fiscal year ended March 31, 2002. This information was filed as part of the Company's Annual Report, which is available on the web at www.sedar.com. The filing includes the consolidated financial statements for the fiscal year ended March 31, 2002 and the accompanying notes (the "Consolidated Financial Statements"), and the accompanying management's discussion and analysis ("MD & A"). This information will be also filed as part of the Company's Form 20F with the United States Securities & Exchange Commission, no later than September 30, 2002. The Company anticipates calling the annual general meeting of shareholders shortly following the filing of the Form 20F.

The Company provided the following summary of highlights of the information reflected in the Consolidated Financial Statements and MD & A. This summary is qualified in its entirety by the material contained in those documents.

The Company faced significant financial and operational challenges during fiscal 2002. Most of the Company's difficulties arose as a result of the default of a major customer, Cell-Loc, Inc. ("Cell-Loc"), under a manufacturing services agreement (the "Manufacturing Agreement") and by the general slowdown in the electronics manufacturing services industry. The Company is currently engaged in legal proceedings against Cell Loc. and its principal shareholder for damages resulting from its breach of the Manufacturing Agreement. In anticipation of the expected Cell-Loc production volume, the Company made a substantial investment in production, inventory and staffing which serves as the basis for the $46 million in damages claimed in the lawsuit.

During fiscal 2002, the Company expended significant resources and management time in dealing with the adverse consequences of the slowing market conditions and the Cell-Loc situation. Among the significant operational restructuring efforts undertaken during fiscal 2002, were the sale of the Company's Mississauga operations, reallocation of production among plants to maximize efficiency and other personnel and overhead reductions.

Despite these difficult conditions and the ongoing restructuring, the Company was able to record sales of approximately $123 million in fiscal 2002. This figure represents a decline of approximately 20% from sales of $154.2 million in fiscal 2001. The sale of the Mississauga division accounted for approximately $12 million of the decline in sales while the absence of business from Cell-Loc accounted for approximately $14 million of the decline.

The cost of sales for fiscal 2002 was $122.3 million, or 99.1% of sales, compared to the cost of sales of $185.6 million, or 120% of sales for fiscal 2001. The decrease in cost of sales is attributable to the decline in sales and a lower level of inventory write-downs during fiscal 2002.

Selling, general and administrative expenses were reduced by more than $10 million from fiscal 2001 and negative cash flows from operations were reduced to approximately $1 million for fiscal 2002 compared to negative cash flows of approximately $27 million and $26 million from operations in fiscal years 2001 and 2000, respectively.

The Company's fiscal 2002 restructuring efforts resulted in a workforce reduction of 120 employees. Charges related to the reduction in workforce totalled approximately $1.5 million.

As a result of the financial challenges shown above, during fiscal 2002, the Company defaulted on its obligations to its bank lender, the Canadian Imperial Bank of Commerce (the "CIBC"). As a result, the CIBC required the Company to make significant payments in interest, fees and reduction of principal, thereby further adversely affecting the Company's cash position. The Company's default in its loan to the CIBC also resulted in a default of approximately $3 million with respect to capital lease obligations. A waiver was not obtained from the Lessor but the Lessor has not acted on its rights under the default provisions. The Company has made all of its payments under these obligations.

The CIBC appointed PricewaterhouseCoopers LLP as monitor and the Company otherwise engaged several restructuring firms during fiscal 2002, resulting in significant extraordinary costs. The Company also incurred significant legal and other costs in dealing with supplier and creditor related issues. Total restructuring and reorganization costs of the Company for fiscal 2002 amounted to approximately $4.3 million.

The Company's ongoing efforts to execute an operational and financial restructuring resulted in significant developments after the fiscal year end with respect to the Company's operational and financial situation. Some of these significant developments include the following:

> On May 14, 2002, a private merchant bank, Valtec Capital Corporation ("Valtec"), acquired the CIBC bank debt, which had an approximate balance of $8 million upon closing. Since that time, Valtec has advanced additional sums of approximately $1.5 million to the Company for working capital purposes. Valtec's agreements with the Company provide for conversion of its loan into common shares of the Company on terms previously disclosed and subject to TSX and shareholder approval.

In addition, on May 22, 2002, the Company closed on the sale of its unprofitable Delta operations and moved all of its administrative and executive offices from Delta to its facilities in Kanata and Brockville, Ontario and Ogdensburg, New York in a bid to further reduce overhead and increase efficiency.

Despite the challenges of fiscal 2002 and the continued strain on the Company as it completes its restructuring in the current year, management remains optimistic as to the long term prospects for the Company. The Company has reached agreements with creditors representing in excess of $11 million of liabilities to compromise their claims against the Company. The Company expects that these agreements should be finalized in the near future relieving significant financial pressures and operational challenges. Finally, the Company continues to aggressively pursue new sales opportunities from both current and new customers to be serviced by its North American facilities and recently added China factory.

The Company is incorporated under the laws of British Columbia and operates in the electronics manufacturing services business providing contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response markets in Canada and in the United States. The Company offers a full range of services including product development and design, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build and distribution.

6. Reliance on Section 85(2)(BC), Section 118(2)(AB), Section 75(3) (ON), Section 74 (QUE), Section 81(3)(NS), Section 84(2)(SASK), Section 76(3) (NWFD) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Bruce Lemons, Secretary

72280.1

6925 South Union Park Center, Suite 190
Midvale, Utah
84047
Phone: (801) 984-0177

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Salt Lake City, Utah this 28th day of August, 2002.

"Signed"
Bruce Lemons
Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION.

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 118(1) of the Alberta Securities Act
Form 27 Under Section 75(2) of the Ontario Securities Act
Form 27 Under Section 73 of the Quebec Securities Act
Form 27 Under Section 81(2) of the Nova Scotia Securities Act
Form 26 Under Section 76(2) of the Newfoundland Securities Act
Form 25 Under Section 84(1)(b) of the Saskatchewan Securities Act
National Policy 40 Manitoba/Yukon/NWT/Nunavut
(Individually, the "Act" and collectively, the "Securities Acts")

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

AimGlobal Technologies Company Inc. (the "Company")
8128 RiverWay
Delta, British Columbia
V4G 1K5

2. Date of Material Change

State the date of the material change.

August 29, 2002

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 118(1) (AB), Section 75(1) (ON), Section 73 (QUE), Section 81(1) (NS), Section 76(1) (NWFD), Section 84(1)(a) (SASK) of the Securities Acts.

August 30, 2002

The Press Release was released to The Toronto Stock Exchange, AMEX and through various other approved public media and was SEDAR filed with the Canadian Securities Commissions.

4. Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Toronto Stock Exchange ("TSX") has granted conditional approval, subject to shareholder approval, to the acquisition by Valtec Capital Corporation ("Valtec") of the $9,600,000 indebtedness held by the Canadian Imperial Bank of Commerce ("CIBC") with an option to convert the loan into common shares of the Company.

In addition, the TSX has granted conditional approval, subject to certain conditions and shareholder approval, to a private placement to Valtec of a CDN$2.1 million debenture, the principal and interest being convertible into common shares of the Company at a deemed price of $0.35 per share.

5. Full Description of Material Change

The Company has announced additional progress in its efforts to restructure the Company's operations. As previously announced, on May 15, of this year, the indebtedness of the Company to its senior secured lender, the CIBC, was acquired by Valtec Capital Corporation ("Valtec"). As part of the arrangement with Valtec, Valtec has the option, subject to regulatory and shareholder approval, to convert this indebtedness into the Company's common shares. The TSX has granted conditional approval of the transaction, meaning that the only other material condition to Valtec's conversion of the Company's senior secured debt to equity is shareholder approval. The TSX has also approved, subject to certain conditions including shareholder approval, a private placement of CDN $2.1 million of convertible debentures to Valtec, pursuant to which Valtec would be entitled to convert principal and interest on the debentures into stock of the Company at CDN$0.35 per share. The Company anticipates that the annual general shareholders meeting will be held in December, at which time the shareholders' approval of these transactions will be sought.

As previously announced, the Company has entered into, but not finalized, agreements that would compromise approximately CDN$11 million in liabilities against the Company (principally, the liabilities of trade creditors). The Company has now finalized the compromise with these creditors, which relieves significant financial and operational pressure against the Company.

6. Reliance on Section 85(2)(BC), Section 118(2)(AB), Section 75(3) (ON), Section 74 (QUE), Section 81(3)(NS), Section 84(2)(SASK), Section 76(3) (NWFD) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Bruce Lemons, Secretary
6925 South Union Park Center, Suite 190
Midvale, Utah 84047
Phone: (801) 984-0177

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Salt Lake City, Utah this 29th day of August, 2002.

"Signed"
Bruce Lemons
Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

72410.1

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION.

c5020
r f BC-AimGlobal-year-result 08-22 1257
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business/Financial Editors:
AimGlobal Announces Fiscal 2002 Year End Results

VANCOUVER, Aug. 22 /CNW/ - AimGlobal Technologies Company, Inc. (the "Company") today announced its financial results for the fiscal year ended March 31, 2002. This information was filed as part of the Company's Annual Report, which is available on the web at www.sedar.com. The filing includes the consolidated financial statements for the fiscal year ended March 31, 2002 and the accompanying notes (the "Consolidated Financial Statements"), and the accompanying management discussion and analysis ("MD&A"). This information will be also be filed as part of the Company's Form 20F with the United States Securities and Exchange Commission, no later than September 30, 2002. The Company anticipates calling the annual general meeting of shareholders shortly following the filing of the Form 20F.

The Company provided the following summary of highlights of the information reflected in the Consolidated Financial Statements and MD&A. This summary is qualified in its entirety by the material contained in those documents.

The Company faced significant financial and operational challenges during fiscal 2002. Most of the Company's difficulties arose as a result of the default of a major customer, Cell-Loc, Inc., under a manufacturing services agreement and by the general slowdown in the electronics manufacturing services industry. The Company is currently engaged in legal proceedings against Cell-Loc and its principal shareholder for damages resulting from its breach of the manufacturing agreement. In anticipation of the expected Cell-Loc production volume, the Company made substantial investment in production, inventory and staffing which serve as the basis for $46 million in damages claimed in the lawsuit.

During fiscal 2002, the Company expended significant resources and management time in dealing with the adverse consequences of the slowing market conditions and the Cell-Loc situation. Among the significant operational restructuring efforts undertaken during fiscal 2002, were the sale of the Company's Mississauga operations, reallocation of production among plants to maximize efficiency and other personnel and overhead reductions.

Despite these difficult conditions and the ongoing restructuring, the Company was able to record sales of approximately $123 million in fiscal 2002. This figure represents a decline of approximately 20% from sales of $154.2 million in fiscal 2001. The sale of the Mississauga division accounted for approximately $12 million of the decline in sales while the absence of business from Cell-Loc accounted for approximately $14 million of the decline.

The cost of sales for fiscal 2002 was $122.3 million, or 99.1% of sales, compared to cost of sales of $185.6 million, or 120% of sales for fiscal 2001. The decrease in cost of sales is attributable to the decline in sales and a lower level of inventory write-downs during fiscal 2002.

Selling, general and administrative expenses were reduced by more than $10 million from fiscal 2001 and negative cash flows from operations were reduced to approximately $1 million for fiscal 2002 compared to negative cash flows of approximately $27 million and $26 million from operations in fiscal years 2001 and 2000 respectively.

The Company's fiscal 2002 restructuring efforts resulted in a workforce reduction of 120 employees. Charges related to the reduction in workforce totaled approximately $1.5 million.

As a result of the financial challenges shown above, during fiscal 2002, the Company defaulted on its obligations to its bank lender, the Canadian Imperial Bank of Commerce (the "CIBC"). As a result, the CIBC required the Company to make significant payments in interest, fees and reduction of principal, thereby further adversely affecting the Company's cash position. The Company's default in its loan to the CIBC also resulted in a default of approximately $3 million with respect to capital lease obligations. A waiver was not obtained from the lessor but the lessor has not acted on its rights under the default provisions. The Company has made all of its payments under these obligations.

The CIBC appointed PriceWaterhouseCoopers as monitor and the Company otherwise engaged several restructuring firms during fiscal 2002, resulting in significant extraordinary costs. The Company also incurred significant legal and other costs in dealing with supplier and creditor related issues. Total restructuring and reorganization costs of the Company for fiscal 2002 amounted to approximately $4.3 million.

The Company's ongoing efforts to execute an operational and financial restructuring resulted in significant developments after the fiscal year end with respect to the Company's operational and financial situation. Some of these significant developments include the following:

On May 14, 2002, a private merchant bank, Valtec Capital Corporation ("Valtec"), acquired the CIBC bank debt, which had an approximate balance of $8 million upon closing. Since that time, Valtec has advanced additional sums of approximately $1.5 million to the Company for working capital purposes. Valtec's agreements with the Company provide for conversion of its loan into common shares of the Company on terms previously disclosed and subject to TSE and shareholder approval.

In addition, on May 22, 2002 the Company closed on the sale of its unprofitable Delta operations and moved all of its administrative and executive offices from Delta to its facilities in Kanata and Brockville, Ontario and Ogdensburg, New York in a bid to further reduce overhead and increase efficiency.

Despite the challenges of fiscal 2002 and the continued strain on the Company as it completes its restructuring in the current year, management remains optimistic as to the long term prospects for the Company. The Company has reached agreements with creditors representing in excess of $11 million of liabilities to compromise their claims against the Company. The Company expects that these agreements should be finalized in the near future relieving significant financial pressures and operational challenges. Finally, the Company continues to aggressively pursue new sales opportunities from both current and new customers to be serviced by its North American facilities and recently added China factory.

AimGlobal Technologies Company, Inc. ("Company") a company incorporated under the laws of British Columbia, operates in the electronics manufacturing services business providing contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response markets in Canada and the United States. The Company offers a full range of services including product development and design, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build and distribution.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions. These statements reflect the Company's current beliefs and are based upon information currently available to it. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties and contingencies include those set forth in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2001 and other factors detailed from time to time in its other filings with the Securities and Exchange Commission and Canadian securities regulatory authorities. The Company does not undertake any obligation to update or advise upon any such forward-looking statements to

reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.
%SEDAR: 00004308E

-0- 08/22/2002

/For further information: Bruce Lemons, Director, Tel: (801) 990-3132, Email: blemons(at)olsonlemons.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(AGT. AGT)

CO: AimGlobal Technologies Company Inc.
ST: British Columbia
IN: TLS
SU: ERN

-30-

CNW 16:43e 22-AUG-02

c7077
r f BC-AimGlobal-restructure 08-30 0635
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
AimGlobal Reports Progress In Its Financial Restructuring

VANCOUVER, Aug. 29 /CNW/ - AimGlobal Technology Company, Inc. (TSE/Amex: AGT) today announced progress in completing its financial restructuring process through the accomplishment of two key steps in that process: exchange approval of conversion of its senior debt into equity and implementation of a compromise agreement with certain of its creditors.

As previously announced, on May 14, 2002, a private merchant bank, Valtec Capital Corporation ("Valtec") acquired the bank debt AGT owed to the Canadian Imperial Bank of Commerce. Valtec's agreements with AGT provide for conversion of its loan into AGT common shares on terms previously reported, subject to approval by the Toronto Stock Exchange ("TSE") and shareholders. AGT reported today that the TSE has approved the conversion transaction conditioned upon shareholder approval and certain other events.

AGT further announced that the TSE has also approved an issuance and private placement of $2.1 million of convertible debentures to Valtec under which Valtec would be entitled to convert principal and interest on the debentures into common stock of AGT at $0.35 per share. The TSE's approval of this placement is also subject to certain conditions including shareholder approval.

AGT anticipates that the annual general shareholders meeting will be held in December 2002, at which time these transactions will be submitted to shareholders for approval.

As previously reported, AGT has reached agreements with creditors representing in excess of $11 million in liabilities to compromise their claims against the company. AGT today announced it has begun distributing the initial cash portions of the settlement distributions to those settling creditors that have submitted the required documentation. AGT's management believes that the process of distributing the cash and promissory notes provided under the compromise agreements should be completed within the next few weeks. Management believes that the compromise agreements will provide the company with relief from the substantial pressure it has faced and allow it to focus on completing its operational restructuring and aggressively pursue new opportunities.

AimGlobal Technologies Company, Inc, a company incorporated under the laws of British Columbia, operates in the electronics manufacturing services business providing contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response markets in Canada and the United States. The Company offers a full range of services including product development and design, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build and distribution.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions. These statements reflect the Company's current beliefs and are based upon information currently available to it. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties and contingencies include those set forth in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2001 and other factors detailed from time to time in its other filings with the United States Securities and

Exchange Commission and Canadian securities regulatory authorities. The Company does not undertake any obligation to update or advise upon any such forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.
%SEDAR: 00004308E

-0- 08/30/2002

/For further information: Bruce Lemons, Director, Tel: (801) 990-3132, Email: blemons(at)olsonlemons.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(AGT. AGT)

CO: AimGlobal Technologies Company Inc.
ST: British Columbia
IN: TLS
SU:

-30-

CNW 09:00e 30-AUG-02

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 18, 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.

By: [signature]

Name: Warren H. Feder
Title: Chairman of the Board